Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2019

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 14, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 14, 2019	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and
Head of Corporate Financial Center

The Hague – February 14, 2019

Aegon reports second half 2018 results

Net income declines to EUR 253 million reflecting unfavorable market movements and other charges

•	Underlying earnings decrease by 8% to EUR 1,010 million, as lower Retirement Plans earnings in the US more than offset business growth and higher margins in Europe, and expense savings

•

Fair value losses of EUR 257 million mainly driven by unfavorable market movements in the US, which are partly offset by positive real estate revaluations and hedging gains in the Netherlands and the UK

•

Other charges of EUR 581 million, mostly due to the previously announced legal settlement in the US and book loss on the divestment of the last block of US life reinsurance business as well as model & assumption changes in the Netherlands, and restructuring expenses

•

Return on equity increases to 10.2% resulting from lower taxes, in part due to US tax reform. Internal definition of adjusted shareholders’ equity changed to align closer with that of peers and rating agencies

Lower net deposits and new life sales; positive trend in external third-party asset management inflows

•	Net outflows of EUR 8.5 billion mainly due to outflows in the US Retirement Plans business. In full-year 2018, Asset Management achieved another year of positive external third-party net inflows

•

New life sales decline to EUR 398 million, impacted by lower indexed universal life and term life sales in the US. Lower new life sales in Asia due to reduced customer demand as short-term interest rates rose

•

Accident & health and property & casualty insurance sales down 56% to EUR 155 million, mostly as a result of the previously announced strategic decision to exit travel and stop loss insurance in the United States

Increasing dividend to shareholders based on strong capital position and normalized capital generation

•	Proposed final 2018 dividend per share of EUR 0.15; full year dividend increases by 2 cents compared with 2017

•	Solvency II ratio remains well above target range at 211% despite unfavorable market movements. Capital ratios of the main units remain at the upper end or above target zones

•	Capital generation in the units of EUR 39 million, including unfavorable market impacts of EUR 1,040 million and favorable one-time items of EUR 106 million

•	Holding excess cash remains within target range at EUR 1.3 billion

•

Gross financial leverage ratio improves by 160 basis points to 29.2% in the second half year 2018 following EUR 700 million deleveraging, and based on a more conservative internal definition of adjusted shareholders’ equity

Statement of Alex Wynaendts, CEO

“The second half of 2018 was challenging, as we experienced a significant decline in the markets towards the end of the year. This impacted the value of our customers’ investments, and thereby the results of our administration and services businesses. We have broad initiatives in place to provide additional, value-added services and drive sales growth in order to increase these results. Net income was also affected by previously announced transactions such as the divestment of the last block of life reinsurance in the United States.

“At the same time, we continue to simplify the organization, strengthen relationships with our customers and advisors, and enhance our service levels. This year’s extension of our partnership with Atos in the UK and the new partnership with TCS in the US allow us to modernize our administration systems, and provide faster and better propositions to our customers. I am also pleased that the service levels in our UK platform business returned to target levels following the actions we have taken. These are the actions that allow us to fulfil our purpose to help many more people achieve a lifetime of financial security, and puts us in a strong position to grow our business.

“In the second half of 2018, we successfully maintained a strong capital position despite adverse market movements and the impact of the previously announced settlement in the United States. Together with our confidence in our ability to grow capital generation in a sustainable way, this allows us to raise our full year dividend per share by 2 cents, an increase of 7% compared with 2017.”

Note: All comparisons in this release are against 2H 2017, unless stated otherwise. See page 2 of this press release for key performance indicators.

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9125
The Netherlands: +31 20 703 8211
Passcode: 5900176

The Hague – February 14, 2019

Financial overview

		Second	Second		First		Full Year	Full Year
EUR millions [13]	Notes	half 2018	half 2017%		half 2018%		2018	2017	%
Underlying earnings before tax	1
Americas		614	728	(16)	602	2	1,216	1,381	(12)
Europe		404	362	12	435	(7)	839	744	13
Asia		23	26	(11)	31	(26)	55	49	12
Asset Management		69	67	3	83	(17)	151	136	12
Holding and other		(100)	(84)	(20)	(87)	(15)	(188)	(170)	(10)

Underlying earnings before tax		1,010	1,099	(8)	1,064	(5)	2,074	2,140	(3)
Fair value items		(257)	212	n.m.	(3)	n.m.	(260)	(61)	n.m.
Realized gains / (losses) on investments		(10)	226	n.m.	(67)	85	(77)	413	n.m.
Net impairments		(19)	(16)	(16)	—	n.m.	(19)	(15)	(24)
Other income / (charges)		(581)	(365)	(59)	(294)	(97)	(875)	(68)	n.m.
Run-off businesses		(7)	(11)	43	(7)	7	(14)	30	n.m.

Income before tax		136	1,144	(88)	692	(80)	829	2,437	(66)
Income tax		117	311	(62)	(201)	n.m.	(84)	(76)	(11)

Net income / (loss)		253	1,454	(83)	491	(48)	744	2,361	(68)

Net income / (loss) attributable to:
Owners of Aegon N.V.		253	1,454	(83)	491	(48)	744	2,361	(69)
Non-controlling interests		1	—	n.m.	—	73	1	—	n.m.
Net underlying earnings		891	818	9	863	3	1,754	1,571	12

Return on equity	4	10.2%	9.7%	6	10.1%	1	10.2%	9.3%	10

Commissions and expenses		3,404	2,995	14	3,269	4	6,673	6,309	6
of which operating expenses	9	1,923	1,893	2	1,863	3	3,786	3,878	(2)

Gross deposits (on and off balance)	10
Americas		18,387	16,420	12	19,892	(8)	38,279	38,543	(1)
Europe		11,985	12,985	(8)	11,813	1	23,798	25,679	(7)
Asia		51	100	(49)	76	(33)	128	222	(42)
Asset Management		27,328	36,834	(26)	32,167	(15)	59,495	61,332	(3)

Total gross deposits		57,751	66,339	(13)	63,949	(10)	121,700	125,776	(3)

Net deposits (on and off balance)	10
Americas		(7,594)	(27,255)	72	(7,139)	(6)	(14,734)	(29,713)	50
Europe		(100)	3,246	n.m.	2,879	n.m.	2,779	5,921	(53)
Asia		2	44	(96)	5	(66)	7	129	(95)
Asset Management		(729)	10,681	n.m.	8,254	n.m.	7,526	6,913	9

Total net deposits excluding run-off businesses		(8,421)	(13,285)	37	4,000	n.m.	(4,421)	(16,750)	74
Run-off businesses		(126)	(98)	(29)	(109)	(16)	(234)	(338)	31

Total net deposits / (outflows)		(8,547)	(13,382)	36	3,891	n.m.	(4,656)	(17,088)	73

New life sales	2,10
Life single premiums		687	889	(23)	693	(1)	1,380	1,764	(22)
Life recurring premiums annualized		329	338	(3)	353	(7)	682	720	(5)

Total recurring plus 1/10 single		398	427	(7)	422	(6)	820	896	(9)
New life sales	2,10
Americas		208	221	(6)	212	(2)	420	472	(11)
Europe		138	141	(2)	140	(1)	278	273	2
Asia		52	65	(20)	70	(26)	122	151	(19)

Total recurring plus 1/10 single		398	427	(7)	422	(6)	820	896	(9)
New premium production accident and health insurance		95	303	(69)	213	(55)	308	776	(60)
New premium production property & casualty insurance		60	52	15	61	(1)	121	109	11
Market consistent value of new business	3	236	172	37	304	(22)	540	409	32

Revenue-generating investments & Employee numbers

	Dec. 31, 2018	June 30, 2018%		Dec. 31, 2017%
Revenue-generating investments (total)	804,341	824,543	(2)	817,447	(2)

Investments general account	139,024	138,105	1	137,311	1
Investments for account of policyholders	194,353	193,211	1	198,838	(2)
Off balance sheet investments third parties	470,963	493,226	(5)	481,297	(2)

Employees	26,543	25,867	3	28,318	(6)
of which agents	6,793	6,511	4	6,689	2
of which Aegon’s share of employees in joint ventures and associates	6,854	6,451	6	6,497	6

2H2018 Results - 2

The Hague – February 14, 2019

Strategic highlights

•	Aegon Americas is well-positioned for growth as highlighted at the Analyst & Investor conference

•	Aegon Americas eliminates Variable Annuity captive leading to significant benefits to its capital position

•	Aegon extends partnership with Atos in the UK for administration services

•	Aegon and Banco Santander expand their successful partnership in Portugal

•	Seventh consecutive full year of external third-party net inflows at Aegon Asset Management

Aegon’s strategy

Aegon’s purpose – to help people achieve a lifetime of financial security – forms the basis of the company’s strategy. The central focus of the strategy is to further transform Aegon from a product-based to a customer needs-driven company. This means serving diverse and evolving needs across the customer life cycle; being a trusted partner for financial solutions that are relevant, simple, rewarding, and convenient; and developing long-term customer relationships by providing guidance and advice, and identifying additional financial security needs at every stage of customers’ lives.

Aegon is focused on reducing complexity, eliminating duplication and increasing automation in order to realize cost efficiencies, thereby enabling it to invest and become a more digitally enabled and customer-centric company. Furthermore, the company is dedicated to driving scale and establishing strong positions in its current markets, adhering to strict standards to ensure the efficient use of capital by all of its businesses. Four key strategic objectives that enable the company to execute its strategy are embedded in all of Aegon’s businesses: Optimized portfolio, Operational excellence, Customer loyalty and Empowered employees.

Americas

On December 6, 2018 Aegon hosted an Analyst & Investor conference specifically focused on the US business. During the conference, the management team of Aegon Americas highlighted to analysts and investors how the organization is well-positioned to capture market opportunities in the United States, and detailed broad actions to accelerate organic growth. These actions include improving the company’s competitive position, attracting new customers, strengthening existing customer relationships and increasing customer retention.

As part of Aegon’s ongoing process to simplify the legal structure of its business, Aegon eliminated its Variable Annuity captive in the US in the second half of 2018. The rationale behind setting up the Variable Annuity captive in 2015 was the need to manage the volatility of the US RBC ratio as a consequence of misalignment between reserve movements and hedging within the existing variable annuity capital framework. Recently, the National Association of Insurance Commissioners (NAIC) proposed improvements to the existing variable annuity capital framework. These reduce the non-economic volatility of the RBC ratio, and for this reason the use of a variable annuity captive was no longer required. As a result of the merger of two legal entities, Aegon realized a one-time benefit to capital generation of approximately USD 1 billion in the second half of 2018. This benefit was offset by the impact of tax reform on the RBC ratio in the second half of 2018.

Europe

On September 11, 2018, Aegon closed the acquisition of Robidus, a leading Dutch income protection service provider. This transaction fits the company’s strategic objective to grow its fee-based businesses. Aegon acquired approximately 95% of the company with the remainder being retained by Robidus’ management team. Robidus continues to operate on a standalone basis under its own brand name. The acquisition was financed from holding excess cash.

2H2018 Results - 3

The Hague – February 14, 2019

In the United Kingdom, Aegon’s platform offering and omni-channel distribution strategy have established Aegon as the leading platform provider in the market with a personal and workplace pension, investment, and protection offering. In the second half of 2018, assets across Aegon UK’s platform business reached GBP 128 billion. The first half of 2018 saw the migration of two portfolios of the Cofunds business by moving GBP 57 billion of institutional assets to Aegon technology in March, followed by GBP 28 billion of retail assets in May. A program was established to address service issues associated with the retail migration. Core trading and service levels have now returned to target levels. The focus now is to continually improve the platform, further increasing functionality and ease of use.

The final phase of the Cofunds integration will take place in the first half of 2019 with the migration of assets related to Nationwide. To date, Aegon has realized GBP 40 million annualized expense savings from integrating the Cofunds business, a figure which will rise to GBP 60 million following the Nationwide integration.

The digitization of Aegon’s protection business in the United Kingdom in the first half of 2018 has made it simpler and quicker for advisers to apply for cover for their clients and has led to a significant uptick in business, with new protection customer numbers up 36% in 2018 compared with the previous year.

Aegon announced on November 20, 2018, that it had strengthened its existing partnership with Atos, signing a 15-year contract to service and administer its Existing Business (non-platform customers) in the United Kingdom. The extension of the partnership will further improve customer service for 1.4 million customers. Since 2016, Atos has successfully serviced and administered Aegon’s 500,000 protection customers in the UK, and has an excellent understanding of Aegon’s business, culture and ways of working. The agreement, to be effective as of mid-2019, is initially expected to lead to annual run-rate expense savings for Aegon of approximately GBP 10 million, growing to approximately GBP 30 million over time. Total transition and conversion charges are estimated to amount to approximately GBP 130 million, and are expected to be recorded over the first three years of the agreement.

Consistent with Aegon’s strategic objective to optimize its portfolio and capital allocation across its businesses, Aegon has successfully completed the sale of its businesses in the Czech Republic and Slovakia for EUR 155 million on January 8, 2019. This is a further step in rationalizing Aegon’s geographical footprint and focusing resources on Aegon’s key markets.

On December 21, 2018, Aegon expanded its partnership with Banco Santander in Portugal. The transaction with Banco Santander in Portugal comprises the life and non-life in-force books owned by Banco Popular within the scope of the partnership and generated by the Banco Popular franchise as well as other channels (mainly agents and brokers). In addition, it includes the life and non-life new business within the scope of business of the partnership distributed through the former Banco Popular franchise, which Banco Santander acquired in 2017. Aegon has paid an upfront consideration for the expansion of the partnership in Portugal of EUR 14 million and will pay an additional amount of up to EUR 6 million, depending on the performance of the partnership.

Asia

In India, Aegon Life launched a new guaranteed return insurance plan, called POS GRIP (Point of Sale Guaranteed Return Insurance Plan). The product is in line with Aegon’s philosophy of launching simple, easy to understand products. POS GRIP provides dual benefits of protection and savings. The benefit which a customer will receive at the end of the policy term is guaranteed and is stated up-front when buying the policy. The guaranteed additions accrue at the end of every year throughout the policy term and include a one-off loyalty booster payable at the end of the policy term.

In China, Aegon THTF launched an upgrade of its award-winning platform for agents that was unveiled in October last year. The platform features professional marketing, smart recruitment, and differentiated service, serving as the smart personal assistant to agents. Aegon THTF has been increasing investments into digitalization in pursuit of its digital development strategy.

2H2018 Results - 4

The Hague – February 14, 2019

Asset Management

Growing external third-party assets is an important element of the growth strategy of Aegon Asset Management. 2018 was the seventh consecutive full year of positive external third-party net inflows. This reflects Aegon Asset Management’s competitive performance, together with management’s ability to leverage scale and capabilities from the general account and third-party affiliate businesses.

The continued strong commercial momentum in the Netherlands was underlined by strong inflows into the Dutch Mortgage Funds, which grew to EUR 16 billion of assets under management in the second half of 2018.

2H2018 Results - 5

The Hague – February 14, 2019

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 8% compared with the second half of 2017 to EUR 1,010 million. Expense savings in all regions and higher earnings in Spain & Portugal, the Netherlands and the UK platform business from business growth and higher margins were more than offset by the divestment of UMG in the Netherlands, and lower Retirement Plans earnings and adverse claims experience in the United States.

Underlying earnings from the Americas decreased by 16% to EUR 614 million driven by lower Retirement Plans earnings and adverse claims experience, which more than offset expense savings. The second half year of 2018 included EUR 14 million unfavorable claims experience compared with EUR 62 million favorable claims experience over the same period last year. Unfavorable mortality experience in Life and Retirement Plans was partly offset by favorable claims experience in Accident & Health. Retirement Plans earnings decreased significantly, which was mainly driven by lower fee income from lower asset balances, a lower investment margin, and investments in operations and technology.

Underlying earnings before tax from Aegon’s operations in Europe increased by 12% to EUR 404 million. This was the result of growth in all regions, most notably in Spain & Portugal driven by better underwriting results, and expense savings. Furthermore, earnings growth was supported by a higher investment margin in the Netherlands from the shift to higher-yielding assets, lower funding costs for the bank and growth of the bank’s balance sheet, as well as growth of the Digital Solutions business in the United Kingdom. This was partly offset by the divestment of UMG in the Netherlands.

Aegon’s underlying earnings in Asia decreased by EUR 3 million to EUR 23 million driven by lower earnings from the joint-venture in China, as a result of investments in growth, and lower earnings from the direct marketing business, which is in run-off.

Underlying earnings before tax from Aegon Asset Management were up by 3% to EUR 69 million in the second half of 2018. This increase was a result of higher earnings in the Americas and in Europe driven by an increase in management fees and lower expenses, which were partly offset by lower performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC).

The result from the Holding declined by EUR 17 million to a loss of EUR 100 million, as a result of interest expenses on USD 800 million Tier 2 securities issued in April 2018 to replace perpetual securities. Interest expenses for these Tier 2 securities are taken through the P&L, while the interest expenses for the perpetuals were recognized directly through equity.

Net income

Net income declined to EUR 253 million in the second half of 2018, and mainly reflects fair value losses as a result of market movements, and an increase in Other charges.

Fair value items

The loss from fair value items amounted to EUR 257 million. Gains from fair value items in Europe, Asia and at the Holding totaled EUR 281 million, and mainly resulted from hedging gains in addition to real estate revaluations in the Netherlands. These were more than offset by losses in the United States of EUR 538 million largely from underperformance of alternative investments and the impact of declining equity markets on reserve movements net of hedging. The loss was higher than expected, mainly due to lower than anticipated gains as a result of the lack of implied volatility movements during the equity market decline.

2H2018 Results - 6

The Hague – February 14, 2019

Realized losses on investments

Realized losses on investments totaled EUR 10 million, as losses from the sale of US treasuries more than offset gains as a result of portfolio optimization in the United Kingdom.

Net impairments

Net impairments remained low at EUR 19 million and were driven by the impairment of corporate bonds resulting from a bankruptcy filing in the US.

Other charges

Other charges of EUR 581 million were mainly driven by a provision related to the earlier announced settlement of class action litigation with universal life policyholders and a book loss on the sale of life reinsurance business in the United States; model & assumption changes in the Netherlands; and restructuring expenses in the United Kingdom and United States.

In the United States, Other charges of EUR 310 million were largely the result of a provision of EUR 147 million related to the earlier announced settlement of class action litigation with universal life policyholders, a EUR 94 million book loss on the divestment of the last remaining substantial block of life reinsurance, transition and conversion charges of EUR 27 million related to the TCS partnership, and a EUR 26 million addition to a provision for unclaimed property. In January 2019, a court approved the aforementioned settlement with universal life policyholders. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders.

In Europe, Other charges of EUR 230 million were caused by EUR 138 million charges from updated mortality and lapse assumptions in the Netherlands, EUR 35 million integration expenses for Cofunds and BlackRock’s defined contribution business, and EUR 19 million transition and conversion charges related to the agreement with Atos for administration services related to the Existing Business, both in the United Kingdom.

Other charges at the Holding amounted to EUR 36 million and were driven by IFRS 9 / 17 implementation expenses for the group.

Run-off businesses

The result from run-off businesses amounted to a loss of EUR 7 million, which was in line with expectations following the divestment of the majority of the remainder of these businesses in 2017.

Income tax

Income tax amounted to a benefit of EUR 117 million, while income before tax amounted to EUR 136 million. The income tax included one-time tax benefits of declining US and Dutch corporate income tax rates of EUR 84 million next to the regular tax exempt income items and tax credits. The effective tax rate on underlying earnings declined from 26% in the second half of 2017 to 12% in the second half of 2018, reflecting the reduction of the nominal corporate tax rate in the United States from 35% to 21%. The effective tax rate on underlying earnings is below the nominal tax rate as a result of tax exempt income and other tax benefits.

Return on equity

To align closer to definitions used by peers and rating agencies, Aegon has retrospectively changed its internal definition of adjusted shareholders’ equity used in calculating return on equity for the group, return on capital for its units, and the gross financial leverage ratio. As of the second half of 2018, shareholders’ equity will no longer be adjusted for the remeasurement of defined benefit plans. All figures in this press release, including comparatives, are based on the new definition, unless stated otherwise.

Return on equity increased by 50 basis points compared with the same period last year to 10.2% in the second half of 2018 under the current definition. Under the previous definition, return on equity would have been 9.3%. Lower underlying earnings were more than offset by a lower effective tax rate.

2H2018 Results - 7

The Hague – February 14, 2019

Operating expenses

Operating expenses increased by 2% to EUR 1,923 million as expense savings and the divestments of UMG and Aegon Ireland were more than offset by investments in growth in Banking and the Service business in the Netherlands, the acquisition of Robidus, restructuring charges, and IFRS 9 / 17 implementation expenses.

Aegon achieved its target to deliver EUR 350 million in annual run-rate expense savings by year-end 2018 as part of its plans to improve return on equity. Initiatives to reduce expenses have led to annual run-rate expense savings of EUR 355 million since the beginning of 2016. Transamerica achieved expense savings of USD 270 million over the last three years, which was below the USD 300 million target. A significant contributor to these savings was the partnership entered into with TCS earlier in 2018, which generated approximately one third of the total benefit achieved. However, investments within Retirement Plans drove staffing levels and related expenses higher than planned in the second half of 2018, as Transamerica aims to improve the Workplace experience and positions the business to accelerate growth. At a group level, that was compensated by additional expense savings in Dutch life and non-life insurance entities. Digitization of the business, automation of processes and efficiencies in the marketing and sales organization delivered EUR 79 million run-rate expense savings compared with the EUR 50 million targeted for the Netherlands. Expense savings at the Holding totaled EUR 19 million versus a target of EUR 15 million.

The abovementioned run-rate expense savings exclude the synergies from the Cofunds integration, which are expected to total GBP 60 million once completed, and the anticipated GBP 30 million savings from the extension of the partnership with Atos to administer the Existing Business in the United Kingdom.

Deposits and sales

Gross deposits decreased by 13% to EUR 58 billion driven by lower deposits on the platform in the United Kingdom and in Asset Management, while the prior period included EUR 6 billion of inflows from a single large mandate won by Aegon’s strategic partner La Banque Postale Asset Management (LBPAM). Gross deposits in the Americas increased by EUR 2 billion.

Net outflows amounted to EUR 8.5 billion for the second half, mainly driven by outflows in the United States of EUR 7.6 billion caused by contract discontinuances in Retirement Plans. These were caused by a limited number of large contract losses.

New life sales declined by 7% to EUR 398 million, as a result of lower term life and indexed universal life sales in the United States and lower sales in the Asian High-Net-Worth (HNW) businesses. The latter was impacted by higher cost of premium financing for customers as short-term interest rates rose.

New premium production for accident & health insurance decreased by 69% to EUR 95 million. This was predominantly driven by lower sales in the travel insurance, affinity and stop loss segments in the United States, and resulted from the previously announced strategic decision to exit these segments. New premium production for property & casualty insurance increased by 15% to EUR 60 million, driven by higher sales in Hungary.

Market consistent value of new business

Market consistent value of new business (MCVNB) increased by 37% to EUR 236 million driven by the Americas and Europe. The increase in MCVNB in the Americas mainly resulted from tax reform. In Europe, MCVNB almost doubled, driven by an enhanced sales mix in Spain & Portugal and improved margins on pension products on the UK platform.

Revenue-generating investments

Revenue-generating investments decreased by 2% during the second half of 2018 to EUR 804 billion. Net outflows and the impact of unfavorable equity market movements more than offset the inclusion of EUR 18 billion assets related to the acquisition of BlackRock’s defined contribution business in the United Kingdom.

2H2018 Results - 8

The Hague – February 14, 2019

Shareholders’ equity

Shareholders’ equity decreased by EUR 0.9 billion to EUR 19.5 billion on December 31, 2018, primarily driven by a lower revaluation reserve as a result of widening credit spreads in the United States. Shareholders’ equity excluding revaluation reserves decreased by EUR 0.4 billion to EUR 16.1 billion – or EUR 7.84 per common share – at the end of the second half 2018. This decrease was largely driven by the strengthening of the US dollar and net income, which were more than offset by dividends paid to shareholders and the impact of adverse market movements on defined benefit obligations.

Gross financial leverage ratio

As of the second half of 2018, Aegon retrospectively changed the definition of shareholders’ equity used in calculating the gross financial leverage ratio. The company will no longer adjust shareholders’ equity for the remeasurement of defined benefit plans to align its definition closer with those used by peers and rating agencies. Based on this more conservative calculation, the gross financial leverage ratio decreased by 160 basis points to 29.2% in the second half of 2018, which is within the 26 – 30% target range. This resulted from the redemption of EUR 200 million grandfathered Tier 1 securities in July 2018 and the maturity of EUR 500 million senior debt in August 2018. Under the previous definition, the gross financial leverage ratio would have been 27.0%.

Holding excess cash

Holding excess cash decreased from EUR 1,923 million to EUR 1,274 million during the second half of the year driven by EUR 700 million leverage reduction.

The group received EUR 786 million in remittances from subsidiaries, of which EUR 518 million from the United States, EUR 215 million from Europe, EUR 21 million from Asia and EUR 29 million from Asset Management. Capital injections of EUR 57 million in Asset Management, Central & Eastern Europe, Spain & Portugal and Asia were primarily related to investments in business growth.

The acquisition of Robidus led to a cash outflow of EUR 97 million. Furthermore, EUR 410 million cash was deployed for capital return to shareholders in the form of the cash portion of the interim 2018 dividend and the share buybacks to neutralize the final 2017 and interim 2018 stock dividends. The remaining cash outflows of EUR 171 million mainly related to holding funding and operating expenses.

Capital generation

Capital generation of the operating units amounted to EUR 39 million for the second half of 2018. Adverse market movements totaled EUR 1,040 million and favorable one-time items EUR 106 million, bringing normalized capital generation to EUR 973 million. Market impacts were mainly driven by the unfavorable equity market in the United States and the impact of adverse credit spread movements in the Netherlands.

One-time items were mainly driven by model & assumption changes in the Netherlands, which more than offset the impact of tax changes in the Netherlands and the acquisition of Robidus in the Netherlands. In the United States, several items, including the adverse impact of US tax reform on required capital and the benefit from the elimination of a variable annuity captive, largely offset each other.

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The Hague – February 14, 2019

Solvency II ratio

Aegon’s Solvency II ratio decreased from 215% to 211% during the second half of 2018 as normalized capital generation, favorable one-time items and other items were more than offset by payment of the interim 2018 dividend, adverse market impacts, and the Part VII transfer related to BlackRock’s defined contribution business in the United Kingdom.

The estimated RBC ratio in the United States decreased to 465% on December 31, 2018, from 490% on June 30, 2018. This decrease was mainly driven by the unfavorable impact from markets which was partly driven by lower than expected gains from implied volatility movements during the equity market decline. Furthermore, market movements included a negative impact of 10%-points from equity market movements on Transamerica Advisors Life Insurance Company (TALIC), which is planned to merge with Transamerica Life Insurance Company (TLIC) in 2019. One-time items largely offset each other and included the impact of US tax reform, the elimination of a variable annuity captive, the settlement of class action litigation with universal life policyholders, and the release of capital as a result of the previously announced strategic decision to exit the travel insurance, affinity and stop loss insurance segments.

The estimated Solvency II ratio in the Netherlands decreased to 181% on December 31, 2018, from 190% on June 30, 2018. The net positive impact of model & assumption changes was offset by adverse market impacts and the impact of tax changes in the Netherlands. At the end of 2018, Aegon updated its modeling of the dynamic volatility adjustment to align with the guidance from the European Insurance and Occupational Pensions Authority (EIOPA). This model change results in a change in credit sensitivities and increased 1-in-10 year combined sensitivities for the Netherlands, and as a result the company is reviewing the target zones for Aegon The Netherlands. Aegon is considering increasing the mid-point of the target zone by 5%-points to 10%-points. The positive impact from a change in modeling of the dynamic volatility adjustment more than offset other model & assumption changes, including changes to the assumptions regarding mortgages, mortality rates and lapses for individual life policies. For mortgages, Aegon changed a number of assumptions including reflecting changes to market conditions. Adverse market movements were the result of lower interest rates and the adverse impact of credit spread movements on the dynamic volatility adjustment before the aforementioned update to the model.

The estimated Solvency II ratio in the United Kingdom decreased to 184% on December 31, 2018, from 197% on June 30, 2018. The decrease was mainly driven by the completion of the Part VII transfer related to BlackRock’s defined contribution business, unfavorable interest rate movements, and the effect from changes in the equity hedging program, which led to an increase in required capital. Assumption changes were on balance positive, mainly as a result of lower expected future expenses resulting from the extended partnership with Atos for administration services related to the Existing Business as well as the favorable impact from mortality updates.

Final 2018 dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to share in Aegon’s performance, which can grow over time if Aegon’s performance so allows. At the Annual General Meeting of Shareholders on May 17, 2019, the Supervisory Board will, in the absence of unforeseen circumstances, propose a final dividend for 2018 of EUR 0.15 per common share. If approved, and in combination with the interim dividend of EUR 0.14 per share paid over the first half of 2018, Aegon’s total dividend over 2018 will amount to EUR 0.29 per common share. This is an increase of EUR 0.02 per share or over 7% compared with the 2017 dividend. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the final 2018 stock dividend on earnings per share in the third quarter of 2019, barring unforeseen circumstances.

If the proposed dividend is approved by shareholders, Aegon shares will be quoted ex-dividend on May 21, 2019. The record date for the dividend will be May 22, 2019. The election period for shareholders will run from May 28 up to and including June 14, 2019. The stock fraction will be based on the average share price on Euronext Amsterdam from June 10 until June 14, 2019. The stock dividend ratio will be announced on June 19, 2019, and the dividend will be payable as of June 21, 2019.

2H2018 Results - 10

The Hague – February 14, 2019

Aegon N.V.

Holding excess cash

		2017			2018
EUR millions	First half	Second half	Full Year	First half	Second half	Full Year
Beginning of period	1,512	1,725	1,512	1,354	1,923	1,354
Dividends received	599	1,247	1,846	593	786	1,379
Capital injections	(59)	(1,033)	(1,092)	(87)	(57)	(144)
Divestments / (acquisitions)	—	3	3	196	(97)	98
Net capital flows to the holding	540	218	757	701	632	1,333
Funding and operating expenses	(187)	(164)	(352)	(163)	(170)	(333)
Dividends and share buybacks	(142)	(417)	(559)	(167)	(410)	(577)
Leverage issuances / (redemptions)	—	—	—	200	(700)	(500)
Other	3	(8)	(5)	(2)	(2)	(3)
Holding expenses and capital return	(327)	(588)	(916)	(132)	(1,281)	(1,413)
End of period	1,725	1,354	1,354	1,923	1,274	1,274

Aegon N.V.

Solvency II ratio

		Dec. 31,	June 30,	Dec. 31,
EUR millions	Notes	2018	2018	2017
Eligible Own Funds		17,602	17,092	15,628
Consolidated Group SCR		8,349	7,940	7,774
Solvency II ratio	11b, 12	211%	215%	201%
Eligible Own Funds to meet MCR		7,335	7,275	6,152
Minimum Capital Requirement (MCR)		1,965	1,909	1,930
MCR ratio		373%	381%	319%
United States - RBC ratio		465%	490%	472%
The Netherlands - Solvency II ratio		181%	190%	199%
United Kingdom - Solvency II ratio		184%	197%	176%

2H2018 Results - 11

The Hague – February 14, 2019

Americas

•	Underlying earnings before tax decrease by 17% to USD 708 million due to lower Retirement Plans earnings and adverse claims experience

•	Net loss of USD 229 million due to fair value items and Other charges

•	Gross deposits amount to USD 21.1 billion; net outflows of USD 8.9 billion mainly from Retirement Plans and Variable Annuities

•	Return on capital increases by 80 basis points to 10.0%

Underlying earnings before tax

Underlying earnings before tax from the Americas in the second half of 2018 decreased by 17% to USD 708 million, largely due to lower results in Retirement Plans and adverse claims experience.

•

Life earnings decreased by 1% to USD 167 million, as adverse mortality experience was almost entirely offset by better investment income, USD 13 million positive intangible adjustments due to higher investment yields, and improving persistency. Adverse mortality experience in the second half of 2018 was USD 27 million compared with positive mortality experience of USD 12 million in the same period last year, mainly due to higher claims severity.

•

Earnings from Accident & Health declined by 15% to USD 136 million, as seasonally favorable morbidity experience in the second half of 2018 amounted to USD 19 million which was USD 40 million less than last year. This was partly offset by better persistency results in Long-Term Care. Overall claims experience in Long-Term Care continues to track in line with management’s best estimate assumptions with an actual to expected claims ratio of 100% for full-year 2018.

•

Earnings from Retirement Plans decreased by 65% to USD 59 million. This was the result of lower fee income from lower asset balances, a lower investment margin, USD 8 million unfavorable mortality, and higher operating expenses as a result of changes in expense allocations between product lines and investment spend to support growth and improve the Workplace experience. Furthermore, there were USD 23 million of various one-time charges in the period.

•

Mutual Funds earnings decreased by 40% to USD 19 million, driven by higher operating expenses as a result of changes in expense allocations between product lines, partly offset by higher fee revenue from business growth.

•

Earnings from Variable Annuities decreased by 2% to USD 217 million, primarily caused by lower fee income due to the down equity market environment and outflows. This was largely offset by lower operating expenses as a result of changes in expense allocations between product lines.

•

Earnings from Fixed Annuities increased by 17% to USD 62 million in the second half of 2018, driven by lower expenses and a USD 7 million one-time benefit, partly offset by lower investment income from lower asset balances.

•	Stable Value Solutions earnings declined by 11% to USD 46 million caused by margin pressure and lower asset balances.

•	Earnings from Latin America increased by USD 2 million to USD 3 million.

Net income

Net income from Aegon’s businesses in the Americas decreased by USD 1,297 million to a loss of USD 229 million in the second half of 2018. This decrease was primarily caused by fair value items and Other charges, while last year included a large one-off tax benefit from tax reform.

The results from fair value items amounted to a loss of USD 634 million.

•

The loss on fair value hedges without an accounting match under IFRS was USD 438 million. This loss was higher than anticipated, mainly due to USD 96 million lower than expected gains as a result of the lack of implied volatility movements during the equity market decline.

•	The result on fair value hedges with an accounting match amounted to a loss of USD 84 million mainly caused by underperformance of underlying funds and credit spread widening.

2H2018 Results - 12

The Hague – February 14, 2019

•

The results on fair value investments amounted to a loss of USD 104 million, mainly from lower commodity prices and equity markets, as well as widening credit spreads. This was partly offset by positive revaluations on real estate.

Realized losses on investments of USD 91 million resulted from the sale of US treasuries as part of normal trading activity. Net impairments amounted to USD 15 million, reflecting an impairment of corporate bonds resulting from a bankruptcy filing. The run-off businesses declined to a loss of USD 7 million, which is in line with expectations following the divestment of the majority of the remainder of these businesses in 2017.

Other charges of USD 363 million were mainly caused by the earlier announced USD 110 million book loss on the divestment of the last remaining substantial block of life reinsurance, and a charge of USD 166 million for a settlement of class action litigation with universal life policyholders. In January 2019, a court approved the aforementioned settlement with universal life policyholders. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. The settlement fund was reduced proportionally for opt outs, although Aegon continues to hold a provision for these policyholders. Furthermore, Other charges contained transition and conversion charges of USD 31 million related to the TCS partnership, and a USD 32 million addition to a provision for unclaimed property.

Income tax benefit in the second half of 2018 amounted to USD 174 million and includes one-time tax benefits of USD 35 million.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the second half of 2018, excluding revaluation reserves, increased by 80 basis points to 10.0%. The increase was the result of higher net underlying earnings resulting from lower taxes, largely due to tax reform which became effective as of January 1, 2018. Furthermore, lower average capital due to the net loss recorded in the second half of 2018 and dividends paid to the group in 2018 positively impacted return on capital. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

Operating expenses

Operating expenses increased by 1% to USD 892 million, as restructuring expenses were USD 25 million higher due to USD 31 million transition and conversion charges associated with the TCS partnership.

Sales

Gross deposits increased by 9% to USD 21.1 billion. Retirement Plans deposits increased by 4% to USD 15.6 billion, due to higher takeover deposits in the large plan market and higher recurring deposits in the large and medium plan markets. Deposits in Mutual Funds increased 26% to USD 3.6 billion. Gross deposits in Variable Annuities were up by 8% to USD 1.6 billion year-over-year, driven by product enhancements.

Total net outflows amounted to USD 8.9 billion in the second half of 2018. Net outflows in Retirement Plans totaled USD 5.8 billion for the second half, mainly caused by contract discontinuances of USD 7.0 billion, and increased participant withdrawals. Net outflows in Variable Annuities amounted to USD 1.5 billion due to increased surrenders as the business matures. Net outflows in Mutual Funds of USD 0.8 billion were the result of increased withdrawals from equity and bonds funds, reflecting market volatility. Fixed Annuities experienced net outflows of USD 0.6 billion as the book matures.

New life sales were down by 8% to USD 239 million, mainly caused by lower term life and indexed universal life sales. This was partly offset by higher universal life sales through the employee benefits channel.

New premium production for Accident & Health insurance declined by 75% to USD 84 million as a result of exiting the travel insurance, affinity and stop loss insurance segments. Medicare Supplement sales were up 14% due to new distribution partners and pricing changes. Pricing enhancements made in the second half of 2018, as well as strategic pricing reviews, are expected to aid in the competitiveness of the Employee Benefit health suite in 2019.

2H2018 Results - 13

The Hague – February 14, 2019

Market consistent value of new business

Market consistent value of new business increased by 26% to USD 189 million, as the benefits from tax reform and improved economics more than offset lower Life and Accident & Health sales. Additionally product mix and policyholder distribution had favorable impacts on Accident & Health and Retirement Plans that offset lower results on Variable Annuities and Life.

Revenue-generating investments

Revenue-generating investments decreased by 7% compared with the end of the first half of 2018 to USD 424 billion. The decline was driven by lower equity markets and net outflows.

2H2018 Results - 14

The Hague – February 14, 2019

Americas

USD millions	Notes	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
Underlying earnings before tax by line of business
Life		167	169	(1)	96	73	263	251	5
Accident & Health		136	161	(15)	123	10	259	284	(9)
Retirement Plans		59	166	(65)	137	(57)	195	315	(38)
Mutual Funds		19	31	(40)	26	(28)	45	54	(16)
Variable Annuities		217	221	(2)	253	(14)	469	410	15
Fixed Annuities		62	53	17	52	21	114	145	(22)
Stable Value Solutions		46	52	(11)	47	(2)	93	99	(6)
Latin America		2	(1)	n.m.	(4)	n.m.	(2)	1	n.m.

Underlying earnings before tax		708	852	(17)	729	(3)	1,437	1,560	(8)
Fair value items		(634)	249	n.m.	(91)	n.m.	(724)	192	n.m.
Realized gains / (losses) on investments		(91)	146	n.m.	(150)	40	(241)	177	n.m.
Net impairments		(15)	(20)	23	5	n.m.	(10)	(19)	45
Other income / (charges)		(363)	(653)	44	(106)	n.m.	(469)	(409)	(15)
Run-off businesses		(7)	(11)	31	(8)	12	(16)	33	n.m.

Income before tax		(402)	564	n.m.	379	n.m.	(23)	1,535	n.m.
Income tax		174	505	(66)	(90)	n.m.	84	227	(63)

Net income / (loss)		(229)	1,069	n.m.	289	n.m.	61	1,762	(97)

Net underlying earnings		667	638	5	609	9	1,276	1,158	10

Commissions and expenses		2,378	1,946	22	2,397	(1)	4,776	4,071	17
of which operating expenses		892	885	1	960	(7)	1,852	1,798	3
Gross deposits (on and off balance) by line of business	10
Life		4	3	34	4	11	8	7	22
Retirement Plans		15,570	15,030	4	18,714	(17)	34,284	34,235	—
Mutual Funds		3,611	2,877	26	3,418	6	7,029	5,695	23
Variable Annuities		1,590	1,467	8	1,662	(4)	3,252	3,190	2
Fixed Annuities		235	145	62	208	13	443	317	40
Latin America		125	55	125	89	39	214	75	186

Total gross deposits		21,135	19,577	8	24,095	(12)	45,231	43,518	4

Net deposits (on and off balance) by line of business	10
Life		(18)	(17)	(4)	(18)	3	(36)	(33)	(9)
Retirement Plans		(5,951)	(29,511)	80	(6,670)	11	(12,620)	(30,480)	59
Mutual Funds		(773)	464	n.m.	146	n.m.	(627)	377	n.m.
Variable Annuities		(1,504)	(1,316)	(14)	(1,542)	2	(3,046)	(2,284)	(33)
Fixed Annuities		(604)	(552)	(9)	(641)	6	(1,245)	(1,181)	(5)
Latin America		88	42	108	77	14	165	52	n.m.

Total net deposits excluding run-off businesses		(8,761)	(30,889)	72	(8,648)	(1)	(17,409)	(33,549)	48
Run-off businesses		(145)	(121)	(20)	(131)	(10)	(277)	(382)	28

Total net deposits / (outflows)		(8,907)	(31,011)	71	(8,779)	(1)	(17,686)	(33,931)	48

New life sales	10
Life single premiums		46	51	(10)	50	(9)	96	100	(5)
Life recurring premiums annualized		235	257	(9)	252	(7)	486	523	(7)

Total recurring plus 1/10 single		239	262	(9)	257	(7)	496	533	(7)
Life		198	212	(6)	218	(9)	416	460	(9)
Latin America		41	50	(18)	39	6	80	74	8

Total recurring plus 1/10 single		239	262	(9)	257	(7)	496	533	(7)
New premium production accident and health insurance		84	339	(75)	228	(63)	312	818	(62)

Revenue-generating investments

	Dec. 31, 2018	June 30, 2018%		Dec. 31, 2017%
Revenue-generating investments (total)	423,650	455,172	(7)	467,316	(9)

Investments general account	81,231	84,051	(3)	88,222	(8)
Investments for account of policyholders	108,996	120,291	(9)	123,640	(12)
Off balance sheet investments third parties	233,424	250,830	(7)	255,454	(9)

2H2018 Results - 15

The Hague – February 14, 2019

Europe

•	Underlying earnings before tax increase by 12% to EUR 404 million, driven by all regions

•	Net income amounts to EUR 488 million, reflecting fair value gains and Other charges

•	Net outflows of EUR 0.1 billion, as net inflows in the Netherlands were offset by a large contract loss in the United Kingdom

•	New life sales declined by 2% to EUR 138 million, reflecting the impact of adverse currency movements in Central & Eastern Europe

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 12% compared with the second half of 2017 to EUR 404 million. This was the result of growth in all regions, most notably Spain & Portugal and the United Kingdom.

•

Earnings in the Netherlands were up by 4% to EUR 297 million. Life earnings increased to EUR 223 million as a result of an improved investment margin, reflecting a shift to higher-yielding assets. Earnings from Non-life declined to EUR 17 million due to lower disability provision releases compared with last year. Banking earnings improved to EUR 54 million, driven by a higher net interest margin, reflecting balance sheet growth and lower funding costs, partly offset by higher expenses in line with the bank’s growth. Service Business earnings declined to EUR 4 million due to the loss of earnings as a result of the sale of UMG, and investments in new digital propositions.

•

In the United Kingdom, earnings increased by 24% to EUR 60 million. Digital Solutions earnings rose to EUR 12 million, driven by higher fee income as a result of new business inflows and upgrades to the platform, as well as the realization of cost synergies related to the Cofunds integration. Earnings of the Existing Business declined to EUR 48 million, caused by net outflows, including upgrades to the digital platform, and lower investment income following bond sales.

•

CEE’s earnings rose by 1% to EUR 31 million, reflecting business growth, most notably in Turkey and Hungary. This was in part offset by lower results in Poland caused by a decreasing life portfolio in Poland.

•

Earnings in Spain & Portugal increased by EUR 19 million to EUR 17 million, driven by portfolio growth and better underwriting results in the joint ventures with Santander in Portugal. Cost savings in Aegon’s own business also contributed to the improved result, while in the second half of 2017 EUR 8 million one-time expenses were recorded.

Net income

Net income from Aegon’s businesses in Europe amounted to EUR 488 million and included a EUR 42 million one-time tax gain from tax reform in the Netherlands. The gain from fair value items was EUR 269 million, driven by EUR 139 million real estate revaluations in the Netherlands, a EUR 28 million positive result on the guarantee provision in the Netherlands, and EUR 63 million fair value gains on hedges in the United Kingdom and EUR 28 million in the Netherlands, which are in place to protect Aegon’s capital position. Realized gains totaled EUR 68 million and were primarily the result of portfolio optimization in the United Kingdom. Other charges of EUR 230 million were mainly comprised of EUR 138 million charges from updated mortality and lapse assumptions in the Netherlands, EUR 35 million integration expenses for Cofunds and BlackRock’s defined contribution business and EUR 19 million transition and conversion charges related to the agreement with Atos for administration services related to the Existing Business, both in the United Kingdom.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe, excluding revaluation reserves, increased by 10 basis points to 7.4%, as higher average equity was more than offset by higher net underlying earnings. For the Netherlands, return on capital for the second half of 2018 stood at 7.7%. The return over the same period in the United Kingdom was 6.1%, in CEE 14.3%, and in Spain & Portugal 3.9%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

2H2018 Results - 16

The Hague – February 14, 2019

Operating expenses

Operating expenses decreased by 3% to EUR 778 million as a result of lower expenses in the Netherlands, the United Kingdom and Spain & Portugal. The main drivers in the Netherlands were the sale of UMG in the fourth quarter of 2017 and expense savings in the insurance businesses. In the United Kingdom, higher Cofunds and BlackRock integration expenses and transition and conversion charges related to the agreement with Atos were more than offset by cost synergies and the divestment of Aegon Ireland.

In recent years, Aegon UK has added customers representing GBP 14 billion of assets from its Existing Business book to its Digital Solutions platform enabling them to benefit from a more modern customer experience, while at the same time adding scale to the platform business. Following a review of the upgrade program, Aegon has concluded that many of those who would benefit have now done so and, while the program will continue to run, it expects upgrade volumes will be lower going forward.

Sales

Gross deposits declined by 8% to EUR 12.0 billion as gross deposits in the United Kingdom were down by 31% to EUR 5.9 billion due to lower retail and institutional platform flows. This was partly offset by a 40% increase to EUR 5.8 billion in the Netherlands, driven by continued momentum at Aegon’s Premium Pension Institutions (PPIs) and online bank Knab. Gross deposits in CEE increased by 9% to EUR 189 million, largely as a result of higher pension deposits in Romania, Poland and Slovakia.

Net deposits for Europe decreased to a net outflow of EUR 0.1 billion driven by EUR 1.0 billion net outflows in the United Kingdom as a result of institutional outflows driven by a number of one-off items. These were largely offset by EUR 0.8 billion net inflows in the Netherlands at Knab and Aegon’s PPIs.

Mortgage production in the Netherlands amounted to EUR 4.7 billion in the second half of 2018, of which EUR 2.2 billion was related to third-party investor demand, mainly through the Dutch Mortgage Funds.

New life sales remained roughly stable at EUR 138 million in the second half of 2018. Lower sales in CEE due to adverse currency movements, and in the Netherlands from lower pension single premiums were largely offset by higher protection sales in the United Kingdom and higher sales in Spain & Portugal. The latter was the result of growth in the joint ventures with Santander.

New premium production for Accident & Health was down by 4% to EUR 16 million due to lower health sales in Spain & Portugal. New premium production for property & casualty insurance increased by 15% to EUR 60 million, driven by higher sales in Hungary.

Market consistent value of new business

The market consistent value of new business in Europe almost doubled to EUR 56 million. In Spain & Portugal, MCVNB increased strongly as a better sales mix led to improved margins, while in the United Kingdom the strong increase was driven by improved margins on pension products on the platform and the sale of Aegon Ireland, which recorded negative MCVNB in the second half of 2017. The improvement in the Netherlands was due to lower expenses in the group pension business.

Revenue-generating investments

Revenue-generating investments decreased by 1% in the second half of 2018 to EUR 276 billion. The inclusion of BlackRock’s defined contribution business in the United Kingdom was largely offset by negative market movements.

Workplace savings is a central element of Aegon’s Digital Solutions business and is now benefitting from its acquisition of BlackRock’s Defined Contribution business. The legal transfer of the policies related to this acquisition – a so-called Part VII transfer – closed in July 2018, and added EUR 18 billion of assets. The acquisition of large scheme specialist capability complements Aegon’s existing workplace savings and wealth platform. As a result, the company has significantly improved its position in this market, leading to a strong pipeline of potential contract wins. The workplace proposition is well-placed to benefit from rising contributions associated with auto-enrolment in the UK and the provision of Master Trust schemes which are increasingly popular with employers and their advisers. The workplace business has placed a significant emphasis on employee engagement and in delivering innovative approaches to ensure employees understand and maximize their pension.

2H2018 Results - 17

The Hague – February 14, 2019

Europe

EUR millions	Notes	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
Underlying earnings before tax
NL Life		223	203	10	238	(6)	460	401	15
NL Non-life		17	20	(16)	24	(30)	40	34	18
NL Banking		54	41	32	49	10	103	78	32
NL Service business		4	22	(83)	8	(51)	11	44	(75)
The Netherlands		297	285	4	318	(7)	615	557	10
UK Existing Business		48	51	(6)	59	(18)	107	124	(83)
UK Digital Solutions		12	(3)	n.m.	10	17	21	(8)	n.m.
United Kingdom		60	48	24	69	(13)	128	116	10
Central & Eastern Europe		31	30	1	41	(26)	72	67	8
Spain & Portugal		17	(2)	n.m.	7	132	24	4	n.m.

Underlying earnings before tax		404	362	12	435	(7)	839	744	13
Fair value items		269	(5)	n.m.	76	n.m.	346	(255)	n.m.
Realized gains / (losses) on investments		68	92	(26)	61	12	129	248	(48)
Net impairments		4	2	50	1	n.m.	5	5	(6)
Other income / (charges)	5	(230)	264	n.m.	(179)	(28)	(409)	336	n.m.

Income before tax		515	715	(28)	395	30	909	1,078	(16)
Income tax		(26)	(135)	80	(106)	75	(133)	(233)	43

Net income / (loss)		488	580	(16)	288	69	777	846	(8)

Net underlying earnings		318	287	11	356	(11)	674	580	16

Commissions and expenses		1,017	1,057	(4)	975	4	1,991	2,141	(7)
of which operating expenses		778	802	(3)	717	8	1,496	1,610	(7)
Gross deposits (on and off balance)	10
The Netherlands		5,841	4,162	40	4,328	35	10,169	8,061	26
United Kingdom		5,941	8,627	(31)	7,283	(18)	13,223	17,259	(23)
Central & Eastern Europe		189	173	9	185	2	374	323	16
Spain & Portugal		15	23	(34)	17	(11)	32	36	(11)

Total gross deposits		11,985	12,985	(8)	11,813	1	23,798	25,679	(7)

Net deposits (on and off balance)	10
The Netherlands		761	303	151	651	17	1,411	1,067	32
United Kingdom		(929)	2,860	n.m.	2,154	n.m.	1,225	4,665	(74)
Central & Eastern Europe		88	78	13	68	28	156	176	(11)
Spain & Portugal		(20)	5	n.m.	7	n.m.	(14)	13	n.m.

Total net deposits / (outflows)		(100)	3,246	n.m.	2,879	n.m.	2,779	5,921	(53)

New life sales	6, 10
Life single premiums		452	499	(9)	423	7	875	927	(6)
Life recurring premiums annualized		93	91	2	97	(5)	190	180	6

Total recurring plus 1/10 single		138	141	(2)	140	(1)	278	273	2
The Netherlands		49	50	(2)	52	(6)	101	99	2
United Kingdom		22	20	10	18	18	40	37	8
Central & Eastern Europe		41	47	(13)	42	(2)	83	88	(6)
Spain & Portugal		26	24	11	27	(4)	54	48	11

Total recurring plus 1/10 single		138	141	(2)	140	(1)	278	273	2
New premium production accident and health insurance		16	16	(4)	20	(23)	36	39	(8)
New premium production property & casualty insurance		60	52	15	61	(1)	121	109	11

Revenue-generating investments

	Dec. 31, 2018	June 30, 2018%		Dec. 31, 2017%
Revenue-generating investments (total)	276,360	274,430	1	277,050	—

Investments general account	61,911	60,298	3	58,268	6
Investments for account of policyholders	98,912	90,085	10	95,880	3
Off balance sheet investments third parties	115,537	124,047	(7)	122,902	(6)

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The Hague – February 14, 2019

Europe Segments, Second half 2018 geographically

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
Underlying earnings before tax		297	60	31	17	404
Fair value items		200	63	4	2	269
Realized gains / (losses) on investments		7	63	(1)	—	68
Impairment charges		8	—	(1)	—	7
Impairment reversals		(2)	—	(1)	—	(3)
Other income / (charges)	5	(159)	(70)	(1)	1	(230)

Income / (loss) before tax		349	116	31	19	515
Income tax (expense) / benefit		(36)	19	(4)	(6)	(26)

Net income / (loss)		313	135	27	13	488

Net underlying earnings		228	52	27	10	318

Commissions and expenses		431	358	133	94	1,017
of which operating expenses		380	268	84	46	778

Europe Segments, Second half 2017 geographically

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
Underlying earnings before tax		285	48	30	(2)	362
Fair value items		29	(34)	—	—	(5)
Realized gains / (losses) on investments		37	56	(1)	—	92
Impairment charges		(2)	—	1	—	(1)
Impairment reversals		4	—	—	—	4
Other income / (charges)	5	304	(40)	—	—	264

Income / (loss) before tax		657	30	30	(2)	715
Income tax (expense) / benefit		(117)	(12)	(4)	(2)	(135)

Net income / (loss)		540	18	26	(4)	580

Net underlying earnings		216	48	26	(4)	287

Commissions and expenses		447	378	135	97	1,057
of which operating expenses		397	275	80	51	802

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Asia

•	Underlying earnings before tax decrease by 13% to USD 27 million mainly due to lower earnings from China and the direct marketing business, which is in run-off

•	Net income increases to USD 12 million driven by more favorable non-underlying earnings

•	New life sales decline by 23% to USD 59 million driven by challenging sales environment in HNW markets

•	Gross deposits decrease by 51% to USD 58 million as a result of lower variable annuity sales in Japan

Underlying earnings before tax

In the second half of 2018, Aegon’s underlying earnings before tax in Asia decreased by 13% to USD 27 million as a result of lower earnings from China and Aegon Insights.

•

Earnings from HNW businesses amounted to USD 31 million in line with the result realized in the second half of 2017. Higher investment income from portfolio growth was offset by lower fee income from lower sales and higher operating expenses.

•

Earnings from Aegon Insights, the direct marketing business which is in run-off, declined by USD 3 million to USD 5 million, as expense savings were more than offset by a reduced size of the in-force business, and by favorable one-time reserve and fee adjustments in the prior period.

•

The results from Strategic partnerships in China, Japan and India remained stable at a loss of USD 9 million. Lower earnings from China as a result of investments in growth were offset by improved results in Japan and India as a result of lower sales-related expenses.

Net income

Net income from Aegon’s operations in Asia amounted to USD 12 million in the second half of 2018. The gain from fair value items of USD 5 million was mainly due to hedging gains in Japan. Impairment charges of USD 7 million on corporate bonds resulted from a bankruptcy filing, while realized gains totalled USD 1 million. Other charges improved amounted to USD 2 million. Income tax increased to USD 12 million due to the non-recurrence of the one-time benefit of USD 10 million from the write-down of deferred tax liabilities as a result of US tax reform in the second half of 2017.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserves, improved by 10 basis points to 2.7% as the benefit from US tax reform more than offset lower underlying earnings before tax.

Operating expenses

Operating expenses remained stable at USD 92 million in the second half of 2018.

Sales

Total new life and accident & health sales declined by 23% to USD 59 million.

•	New life sales from HNW businesses decreased by 45% to USD 24 million due to the higher cost of premium financing for customers as short-term interest rates rose.

•	Accident & health insurance sales from Aegon Insights decreased to USD 1 million as a result of running off its outbound telemarketing business.

•	Total new life and accident & health sales from Strategic partnerships remained stable at USD 39 million.

Gross deposits from Strategic partnerships decreased by 51% to USD 58 million. Variable annuity sales in Japan continue to be impacted by a shrinking market due to the low interest rate environment. Net deposits decreased by 97% to USD 2 million, reflecting lower gross deposits, and higher lapse experience and adverse currency movements in the Japanese variable annuity business.

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The Hague – February 14, 2019

Market consistent value of new business

The market consistent value of new business in Asia decreased by USD 9 million to USD 16 million and was driven by expense overruns in India and lower sales in the HNW businesses and Japan.

Revenue-generating investments

Revenue-generating investments increased by 1% to USD 9.9 billion during the second half of 2018. This increase was primarily driven by sales in the HNW business, partly offset by unfavorable market movements on available for sale investment assets.

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The Hague – February 14, 2019

Asia

USD millions	Notes	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
Underlying earnings before tax by line of business
High net worth businesses		31	32	(3)	40	(23)	71	67	7
Aegon Insights		5	8	(40)	4	21	9	10	(15)
Stategic partnerships		(9)	(9)	(1)	(6)	(45)	(15)	(21)	29

Underlying earnings before tax		27	31	(13)	38	(30)	65	55	17
Fair value items		5	—	n.m.	(2)	n.m.	3	(1)	n.m.
Realized gains / (losses) on investments		1	6	(83)	(11)	n.m.	(10)	5	n.m.
Net impairments		(7)	(1)	n.m.	—	n.m.	(7)	(1)	n.m.
Other income / (charges)		(2)	(21)	90	(7)	68	(9)	(21)	59

Income before tax		24	14	72	18	32	43	38	14
Income tax		(12)	(3)	n.m.	(17)	31	(29)	(32)	7

Net income / (loss)		12	11	12	1	n.m.	13	6	117

Net underlying earnings		13	11	20	16	(19)	30	7	n.m.

Commissions and expenses		133	135	(2)	140	(5)	273	257	6
of which operating expenses		92	92	—	96	(4)	187	176	7
China		—	1	n.m.	3	n.m.	3	3	—
Japan		58	118	(51)	89	(35)	148	247	(40)

Total gross deposits		58	119	(51)	93	(37)	151	250	(40)

China		3	(1)	n.m.	1	n.m.	4	—	n.m.
Japan		(1)	54	n.m.	5	n.m.	5	146	(97)

Total net deposits / (outflows)		2	53	(96)	6	(69)	8	146	(94)

New life sales	10
Life single premiums		224	410	(45)	277	(19)	501	844	(41)
Life recurring premiums annualized		37	36	2	57	(36)	94	86	10

Total recurring plus 1/10 single		59	77	(23)	85	(31)	144	170	(15)
High net worth businesses		24	43	(45)	29	(18)	53	84	(38)
Stategic partnerships		35	34	4	56	(37)	92	86	7

Total recurring plus 1/10 single		59	77	(23)	85	(31)	144	170	(15)
New premium production accident and health insurance		4	5	(24)	5	(25)	9	14	(34)

Revenue-generating investments

	Dec. 31, 2018	June 30, 2018%		Dec. 31, 2017%
Revenue-generating investments (total)	9,879	9,773	1	9,659	2

Investments general account	6,539	6,418	2	6,395	2
Investments for account of policyholders	117	126	(7)	—	n.m.
Off balance sheet investments third parties	3,222	3,228	—	3,263	(1)

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The Hague – February 14, 2019

Asset Management

•	Underlying earnings before tax increase to EUR 69 million driven by growth in the Americas and Europe

•	Net income amounts to EUR 50 million

•	Seventh consecutive full year of external third-party net inflows at Aegon Asset Management

•	Assets under management decrease to EUR 316 billion mainly as a result of unfavorable equity markets and outflows

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 3% to EUR 69 million in the second half of 2018. This increase was a result of higher earnings in the Americas and in Europe driven by an increase in management fees and lower expenses, which were partly offset by lower performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC).

•	Earnings in the Americas increased by EUR 7 million to EUR 35 million in the second half of 2018 and were driven by higher management and origination fees, in addition to expense savings.

•

Earnings in Europe were up by 25% to EUR 15 million, as a result of expense savings and higher management fees in the Netherlands from growth of the Dutch Mortgage Funds and asset-backed securities funds. This was partly offset by lower management fees in the United Kingdom as a result of fee pressure and outflows in the third-party business.

•

Earnings from Strategic partnerships decreased by EUR 4 million to EUR 25 million. This decline was mainly driven by lower performance fees from AIFMC and were partly offset by higher management fees and lower expenses from AIFMC and Aegon’s strategic partner La Banque Postale Asset Management (LBPAM).

•	The result in Rest of World declined to a loss EUR 6 million as a result of lower performance fees.

Net income

Net income from Asset Management increased by EUR 51 million to EUR 50 million, as the second half of 2017 contained a provision of EUR 40 million related to the settlement with the SEC. Furthermore, net income benefited from higher underlying earnings and lower taxes following US tax reform.

Revenues

Total revenues decreased by 1% to EUR 286 million as lower performance fees more than offset higher management fees. Performance fees decreased from EUR 28 million to EUR 7 million, mainly driven by lower performance fees from AIFMC compared with last year’s high level. Management fees were up by 7% to EUR 247 million, as higher fees in China and the Americas were partly offset by lower fees from Europe. Management fees from external third parties as a percentage of average assets under management from external third parties amounted to 19 basis points on an annualized basis. Other income remained stable at EUR 32 million, as higher origination fees were offset by a change in internal services to Aegon’s insurance entities in the Americas.

Operating expenses

Operating expenses decreased by 3% to EUR 220 million, mainly driven by lower expenses in China and lower expenses in the Americas and Europe, which were mainly the result from continued strong expense control. The cost/income ratio improved by 1.5%-points to 76.7%, as expense savings and higher management fees more than offset lower performance fees. Annualized operating expenses as a percentage of average assets under management remained stable at 14 basis points.

Sales

External third-party gross inflows decreased by 26% to EUR 27.3 billion in the second half of 2018, as the prior period included EUR 6 billion inflows from a mandate won by Aegon’s strategic partner LBPAM. Excluding this large mandate, inflows were down 12% driven by lower demand as a result of unfavorable market developments.

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Total third-party net outflows in the second half of 2018 amounted to EUR 4.4 billion and resulted from EUR 3.6 billion of affiliates third-party net outflows – which were mainly caused by outflows in the Americas and the United Kingdom – and EUR 0.7 billion of external third-party net outflows.

These external third-party net outflows were mainly the result of EUR 3.1 billion net outflows in the United Kingdom, partly offset by EUR 2.4 billion of net inflows in the Netherlands, which were mainly driven by the Dutch Mortgage Funds and asset-backed securities funds. Positive net flows in the Americas and Strategic partnerships were offset by net outflows in Rest of World driven by outflows in CEE and Spain.

Assets under management

Assets under management decreased by EUR 9 billion compared with the end of the first half 2018 to EUR 316 billion. This decline was the result of continued outflows in the general account and third-party affiliates, and negative market movements.

Performance1

Longer term investment performance of the most important strategies in the Netherlands and the Americas continued to be strong with 100% and 99% of the tracked assets respectively outperforming their respective representative indices over rolling 5 years, and 100% and 86% respectively outperforming over 3 years. Rolling one-year investment performance outperformed 59% and 88% of tracked assets of their respective representative indices for the Dutch and US strategies. In the United Kingdom, performance over the rolling 1, 3 and 5 years amounted to 31%, 64% and 54% of the tracked assets outperforming their respective representative indices. Performance is reported gross of fees.

Return on capital

The return on average capital invested in Aegon Asset Management in the second half of 2018, excluding revaluation reserves, increased to 23% as a result of higher underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

1.	Benchmarks differ by product, and include markets, official benchmarks, and tailor-made benchmarks.

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The Hague – February 14, 2019

Asset Management

EUR millions	Notes	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
Americas		35	28	22	27	28	62	59	5
Europe		15	12	25	16	(5)	31	31	(1)
Rest of World		(6)	(3)	(76)	(4)	(33)	(10)	(7)	(33)
Strategic partnerships		25	29	(16)	44	(44)	69	53	29

Underlying earnings before tax		69	67	3	83	(17)	151	136	12
Realized gains / (losses) on investments		—	1	(56)	2	(78)	2	3	(40)
Other income / (charges)		(3)	(48)	94	(1)	(108)	(5)	(49)	91

Income before tax		66	20	n.m.	83	(20)	149	90	65
Income tax		(16)	(21)	21	(27)	40	(44)	(42)	(3)

Net income / (loss)		50	(1)	n.m.	55	(10)	105	48	119

Net income / (loss) attributable to:
Owners of Aegon N.V.		49	(1)	n.m.	55	(11)	104	48	117
Non-controlling interests		1	—	n.m.	—	73	1	—	n.m.
Net underlying earnings		52	46	13	61	(14)	113	94	20

Revenues
Management fees		247	230	7	245	1	492	473	4
Performance fees		7	28	(74)	26	(73)	33	36	(8)
Other		32	32	—	33	(2)	65	67	(4)

Total revenue *		286	290	(1)	303	(6)	589	576	2
General account		78	74	5	73	6	151	158	(4)
Third-party		208	216	(4)	230	(10)	437	417	5

Total revenue *		286	290	(1)	303	(6)	589	576	2

Operating Expenses		220	227	(3)	219	—	439	444	(1)

Cost / income ratio		76.7%	78.3%		72.4%		74.5%	77.1%

Gross flows external third-party
Americas		4,736	5,795	(18)	4,883	(3)	9,619	10,567	(9)
Europe		4,593	6,146	(25)	7,699	(40)	12,292	10,419	18
Rest of World **		(171)	106	n.m.	99	n.m.	(72)	127	n.m.
Strategic partnerships		18,170	24,787	(27)	19,486	(7)	37,657	40,220	(6)

Gross flows external third-party		27,328	36,834	(26)	32,167	(15)	59,495	61,332	(3)

Net flows external third-party
Americas		248	(24)	n.m.	1,019	(76)	1,267	1,913	(34)
Europe		(708)	3,044	n.m.	3,986	n.m.	3,278	(3,514)	n.m.
Rest of World **		(589)	88	n.m.	23	n.m.	(566)	167	n.m.
Strategic partnerships		320	7,573	(96)	3,227	(90)	3,547	8,345	(57)

Net flows external third-party		(729)	10,681	n.m.	8,254	n.m.	7,526	6,913	9

*	Net fees and commissions
**	Rest of world include intragoup eliminations from internal sub-advised agreements.

Assets under management

	Dec. 31, 2018	June 30, 2018%		Dec. 31, 2017%
Americas	102,628	104,592	(2)	104,550	(2)
Europe	139,111	144,586	(4)	140,400	(1)
Rest of World	2,871	2,771	4	2,771	4
Strategic partnerships	71,085	73,270	(3)	70,357	1

Total assets under management	315,694	325,219	(3)	318,078	(1)

General account *	107,506	107,451	—	107,224	—
Third-party	208,188	217,768	(4)	210,854	(1)

*	Please note that the numbers provided in this line are also included in other primary segments.

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The Hague – February 14, 2019

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
Americas	165	121	37	201	(18)	366	293	25
Europe	56	29	97	74	(23)	130	62	109
Asia	14	23	(38)	29	(51)	43	54	(20)

Total	236	172	37	304	(22)	540	409	32

Modeled new business: APE

			Premium business APE				Premium business APE
EUR millions	Notes	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
	7
Americas		280	334	(16)	359	(22)	639	912	(30)
Europe		815	599	36	809	1	1,624	1,320	23
Asia		56	69	(19)	75	(25)	131	164	(20)

Total		1,151	1,002	15	1,243	(7)	2,394	2,396	—

Modeled new business: Deposits

			Deposit business Deposits				Deposit business Deposits
EUR millions	Notes	Second half 2018	Second half 2017%		First half 2018%		Full Year 2018	Full Year 2017%
	7
Americas		5,356	5,668	(6)	5,632	(5)	10,987	11,998	(8)
Europe		1	54	(98)	14	(93)	15	127	(88)
Asia		51	100	(49)	77	(33)	128	222	(42)

Total		5,408	5,823	(7)	5,722	(5)	11,130	12,347	(10)

Currencies

Income statement items: average rate 1 EUR = USD 1.1816 (2017: USD 1.1291).

Income statement items: average rate 1 EUR = GBP 0.8844 (2017: GBP 0.8758).

Balance sheet items: closing rate 1 EUR = USD 1.1432 (2017: USD 1.2008).

Balance sheet items: closing rate 1 EUR = GBP 0.8976 (2017: GBP 0.8877).

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The Hague – February 14, 2019

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 a.m. CET.

Supplements

Aegon’s 2H 2018 Financial Supplement is available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 720 543 0206

United Kingdom: +44 330 336 9125

The Netherlands: +31 20 703 8211

Passcode: 5900176

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2019 results

First half year 2019 – August 15, 2019

Second half year 2019 – February 13, 2020

About Aegon

Aegon’s roots go back almost 200 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

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The Hague – February 14, 2019

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve and cash flow hedge reserve.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Second half 2018	Full Year 2018
Employee expenses	1,012	2,061
Administrative expenses	790	1,477

Operating expenses for IFRS reporting	1,802	3,538
Operating expenses related to jv’s and associates	121	248

Operating expenses in earnings release	1,923	3,786

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11a)

Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Management Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The solvency II ratio reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

13)	The results in this release are unaudited.

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Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity adjusted for the revaluation reserve. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of an actual or potential break-up of the European monetary union in whole or in part;

•	Consequences of the anticipated exit of the United Kingdom from the European Union and potential consequences of other European Union countries leaving the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

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Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

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Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

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Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

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Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business or both;

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

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Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives.

This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2H2018 Results - 29